Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2022 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”, as amended) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Renato Lulia Jacob. The lnvestor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website http://www.itau.com.br/relacoes-com-investidores Last update of this Reference Form 10/11/2023 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 1.12, 2.4, 4.1, 7.3 and 7.4 07/19/2023 V3 Updated items: 1.12, 2.4, 3.1, 3.2, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 7.5, 7.8, 11.2 08/07/2023 V4 Updated items: 2.4, 7.3 and 7.8 08/31/2023 V5 Updated items: 7.3 and 7.8 10/11/2023 7.3 Composition and professional experience of the board of directors and fiscal council Administrator: Name: Taxpayer ID (CPF): ADRIANO CABRAL VOLPINI 162.572.558-21 Profession: Date of birth: Business Administrator 12/06/1972 Profissional experience: Adriano Cabral Volpini is a partner and has been our corporate security officer and chief security officer (“CSO”) since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts from 2005 to 2012; Manager of Prevention of Unlawful Acts from 2004 to 2005; Inspection Manager in 2003; Inspector from 1998 to 2003; Auditor from 1996 to 1997 and in the Branch Operation Department from 1991 to 1996. He also holds management positions in several companies of the Itaú Unibanco Group. He holds a bachelor’s degree in social communication and a postgraduate degree in accounting and financial administration, both from the Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil and an MBA in finance from the Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 12/12/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALEXANDRE GROSSMANN ZANCANI 288.246.148-84 Profession: Date of birth: Engineer 10/14/1977 Profissional experience: Alexandre Grossmann Zancani, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of executive officer at the Itaú Unibanco Group from 2019 to 2021. He was a digital business, data, new undertakings and innovation officer from 2017 to 2019, a risk officer in the individuals and consumers department from 2015 to 2017, an executive credit superintendent of Santander from 2013 to 2015, an executive credit superintendent of Banco Santander (Brazil) S.A. from 2012 to 2013, an executive credit and collection superintendent from 2009 to 2012 of Santander Cards and a member of the board of directors of Banco PSA Finance Brasil S.A. from 2017 to 2018. He holds a bachelor’s degree in computer engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 12/12/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALEXSANDRO BROEDEL 031.212.717-09 Profession: Date of birth: Accountant 10/05/1974 Profissional experience: Alexsandro Broedel, a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer. He has previously served as an officer of the Comissão de Valores Mobiliários (“CVM”). He is a full professor at the University of Sao Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation. He holds a bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 06/27/2013 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and member of board of directors since 2008. He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores (“IBRI”) since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – “ABRASCA”). With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura (“FIEC”) and the chairman of the decision-making council of the Sao Paulo Art Museum (Museu de Arte de São Paulo – “MASP”) since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de Sao Paulo – “MASP”) and of the Contemporary Art Institute (Instituto de Arte Contemporânea – “IAC”). He holds a bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti- Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001. She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co- Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind’s major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022. She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020. She holds a bachelor’s degree in Teaching with major in School Administration and a master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil (incomplete). Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 10/24/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Andre Balestrin Cestare, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022; Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ LUÍS TEIXEIRA RODRIGUES 799.914.406-15 Profession: Date of birth: Engineer 08/11/1973 Profissional experience: André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019. Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A. He holds a bachelor’s degree in mechanical engineering with a major in automation and systems (“mechatronics”) from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil. André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019. Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A. He holds a bachelor’s degree in mechanical engineering with a major in automation and systems (“mechatronics”) from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President ("Diretor Geral") between 2015 and 2017 and Vice President between 2004 and 2015. He has been a Member of the Board of Directors of Mastercard Incorporated since 2021. He was a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of Grupo Pão de Açúcar between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was the CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of the Fundação Getulio Vargas (FGV) and is highly involved in initiatives for environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Instituto Acaia, which develops educational actions aimed at preserving the Pantanal. Ha also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is columnist at the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS FERNANDO ROSSI CONSTANTINI 166.945.868-76 Profession: Date of birth: Engineer 05/02/1974 Profissional experience: Carlos Fernando Rossi Constantini, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering and experience to fund distribution and management, having held the position of executive officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the head of international private banking division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including officer from 2009 to 2017. He joined the Itaú Unibanco Group in 2007 as a deputy officer from 2007 to 2009. He holds a bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS ORESTES VANZO 122.230.988-27 Profession: Date of birth: Bachelor of Laws 08/12/1971 Profissional experience: Carlos Orestes Vanzo, partner, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail - Individuals, Personnalité, Área 360, Public Authorities and Itaú Seguros (Itaú Insurance) departments. He has held several positions at the Itaú Unibanco Group, including executive officer from 2019 to 2022 and officer of the Corporate and Middle Market segment from 2011 to 2018. He joined the Itaú Unibanco Group in 1997, as a Commercial Superintendent - Corporate and Middle Market from 2004 to 2011. He holds a Bachelor’s degree in Law from Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021. He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, Mr. Gon was recognized as “Entrepreneur of the Year in Brazil” by Ernst & Young. Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a bachelor’s degree in computer engineering and a master’s degree in computer science from the Universidade de Campinas (“UNICAMP”), Campinas, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 27 - Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIEL SPOSITO PASTORE 283.484.258-29 Profession: Date of birth: Lawyer 10/07/1979 Profissional experience: Daniel Sposito Pastore, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (“CVM”), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (“FEBRABAN”). He holds a bachelor’s degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a postgraduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (“INSPER”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIELA PEREIRA BOTTAI 142.407.238-76 Profession: Date of birth: Administrator 06/12/1972 Profissional experience: Daniela Pereira Bottai has been the Internal Audit Officer at the Itaú Unibanco Group since 2023, leading the departments of Technology, Operations, and Foreign Units. She worked as Global Risk and Compliance Officer for Commercial Products, Payments Marketplaces and Partnerships, Sales and Marketing at PayPal Inc. (2020 to 2023), Regional Risk and Compliance Officer at PayPal Latam (2016 to 2020), and Regulatory Compliance Superintendent for Retail Banking, Asset Management, Insurance, Cards and Consumer Finance (2013 to 2014)/Officer for Regulatory Affairs and Conduct at HSBC Brazil (2014), and Compliance Officer at Rabobank (2013 to 2014). Ms. Bottai was also Head of Risk and Compliance at Western Union (2011 to 2013), a Founding Partner of Grana Aqui, currently Creditas (2008 to 2013), Manager of Regulatory Compliance, Financial Crimes Compliance and Operational Risk at Capital (GE Money) (2007 to 2008), Vice President of Technology Audit for Latam at JP Morgan Chase (2005 to 2007), Head of Anti-Money Laundering and Counter-Terrorism Financing (2001 to 2005) and Technology and Business Internal Audit covering Brazil, Mexico, Argentina and Miami (1999 to 2001) at BankBoston, a Technology and Business Auditor covering Brazil, Miami, Argentina, Panama and Colombia at Real ABN Amro (1996 to 1999), and Information Security and Technology Auditor covering Financial Institutions and Insurance Companies at KPMG Peat Marwick (1993 to 1996). She holds a bachelor's degree in Data Processing from Faculdade de Tecnologia of Universidade Estadual Paulista (“FATEC/UNESP”), São Paulo, Brazil; Specialization in Business Administration and Integrated Systems from Fundação Getulio Vargas ("FGV")’s CEAG, São Paulo, Brazil; and MBA in Retail and Franchising from Fundação Instituto de Administração (“FIA”). She also attended the Executive Entrepreneurship course at Stanford Graduate School of Business, California, U.S., and Babson, Boston, U.S., and the Orchestrating Winning Performance course at the Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 08/31/2023 10/11/2023 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EDUARDO HIROYUKI MIYAKI 159.822.728-92 Profession: Date of birth: Engineer Civil 06/11/1972 Profissional experience: Eduardo Hiroyuki Miyaki has been a member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a bachelor’s degree in civil engineering from the Universidade de São Paulo (“USP”), São Paulo, Brazil; a master’s degree in Sanitation from the Gunma University, Japan; a master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective Yes Elective office held: Description of other positions held: 43 - C.F.(Effective) Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EMERSON MACEDO BORTOLOTO 186.130.758-60 Profession: Date of birth: Technologist In Processing 07/25/1977 Profissional experience: Emerson Macedo Bortoloto has been our officer since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the internal audit officer, responsible for managing the audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity departments. He was responsible for evaluating processes related to market, credit and operational Risks, in addition to project auditing and continuous auditing. Also, at the Itaú Unibanco Group, he was responsible for auditing in the information technology and retail credit analysis and granting processes. He has been a member of the audit committees of some of our affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Câmara Interbancária de Pagamentos (“CIP”) and Tecnologia Bancária (“TECBAN”). He worked at Ernst & Young Auditores Independentes from 2001 to 2003 and at Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a bachelor’s degree in data processing technology, a postgraduate degree in audit and consulting in information security from the Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil, and an MBA in internal auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”), Brazil. He has the following certifications: CISA (Certified Information System Auditor), issued by the Information Systems Audit and Control Association (“ISACA”) and CCoaud+ Experienced Audit Committee Member Certification, issued by Instituto Brasileiro de Governança Corporativa (“IBGC”). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 11/01/2011 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ERIC ANDRÉ ALTAFIM 273.383.788-51 Profession: Date of birth: Business Administrator 06/12/1976 Profissional experience: Eric André Altafim, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives and Digital Assets departments. He has held several positions at the Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017; Head of Client and Specialized Sales Desks from 2012 to 2015; Head of Derivatives – Wholesale from 2008 to 2012; Senior Trader from 2005 to 2007 and Trader from 1999 to 2000. Mr. Altafim also served as a Relations and Desk manager at Banco UBS Pactual from 2007 to 2008; Senior Trader at Banco HSBC from 2000 to 2005; Trainee from 1997 to 1999 and Junior Trader in 1999 at Banco CCF. He holds a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and an MBA in economics from the Universidade de São Paulo (“USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FÁBIO COLLETTI BARBOSA 771.733.258-20 Profession: Date of birth: Business Administrator 10/03/1954 Profissional experience: Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015 Experiences, skills and abilities Financial sector, capital markets and other industries He has been the CEO of Natura & Co since 2022. He has been a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander (Brasil) S.A. in 2011. Between 2007 and 2011, he was the President of Febraban. He was also the CEO of Banco Santander S.A. between 2008 and 2010 and the CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG He served as Chairman of the Board of Directors of Fundação OSESP between 2012 and 2019, and of the Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at UN Foundation (U.S.) since 2011 and a Member of the Board of Directors of Instituto Empreender Endeavor since 2008. He was President of Fundação Itaú. In 2017, he was acknowledged by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national discussion. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Program (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 27 - Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FLÁVIO AUGUSTO AGUIAR DE SOUZA 747.438.136-20 Profession: Date of birth: Business Administrator 03/27/1970 Profissional experience: Flávio Augusto Aguiar de Souza, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments, having served as executive commercial banking officer, global head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami, U.S. He also served as a member of the board of directors of Itaú International and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2015 to 2019. He holds a bachelor’s degree in business administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in finance from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FREDERICO TRAJANO INÁCIO RODRIGUES 253.929.608-47 Profession: Date of birth: Business Administrator 03/25/1976 Profissional experience: Frederico Trajano Inácio Rodrigues (independent member) has been a member of our board of directors since 2020. He has been the CEO of Magazine Luiza S.A. since 2016, having been an executive sales and marketing officer from 2010 to 2015, and a commercial officer. He was also in charge of the marketing office from 2004 to 2010. He started his career in 2000, being responsible for the E-Commerce department. He has been an effective member of the board of directors of Luizaseg Seguros S.A. since 2005 and has worked in the retail and consumer goods departments at Deutsche Bank Securities from 1998 to 1999. He holds a bachelor’s degree in Business Administration from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, California, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 27 - Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/07/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GILBERTO FRUSSA 127.235.568-32 Profession: Date of birth: Lawyer 10/20/1966 Profissional experience: Gilberto Frussa has been a member of the Fiscal Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021; Legal Officer for Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 to 2006. Has been an external member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January 2022. Mr. Frussa was also a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen Advogados, responsible for the banking law department from 1993 to 1995. He also worked as a lawyer at Banco BBA-Creditanstalt S.A. from 1989 to 1993 and as a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto Advogados. Mr. Frussa was also a full advisor of the Conselho de Recursos do Sistema Financeiro Nacional (“CRSFN”) from 2000 to 2003 and from 2011 to 2013. He was also chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2012 to 2015. Additionally, he was an advisor at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an alternate member of the Committee for Evaluation and Selection of the Conselho de Recursos do Sistema Financeiro Nacional since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (“IBGC”) since 2021. He holds a bachelor’s degree in Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective Yes Elective office held: Description of other positions held: 40 - President C.F.Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): IGOR BARENBOIM 089.542.617-01 Profession: Date of birth: Economist 08/04/1982 Profissional experience: Igor Barenboim has been a member of the Fiscal Council at the Itaú Unibanco Group since 2023. Serves as the COO and Strategist at Reach Capital, São Paulo, since 2021. He was also superintendent officer at SESI/SENAI from 2017 to 2021; Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016; Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014; Vice President of Capital Management at the treasury department of Banco Itaú BBA from 2011 to 2012; Senior Advisor of the Finance Department of the State of São Paulo in 2011; Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010 and Founding Member and Economist at Gávea Investimentos from 2003 to 2005. Mr. Barenboim was a member of the board of directors of Senai in 2017; chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015; member of the board of directors of FINEP in 2015; member of the steering board of the Fundo Nacional de Desenvolvimento Científico (National Scientific and Technological Development Fund - FNDCT) in 2015; member of the Joint Commission of the Defense Industry in 2015; member of the interministerial committee on machinery and equipment security in 2015; member of the supervisory council of Companhia de Docas de São Sebastião in 2011; member of the board of directors of Instituto da Previdência (Social Security Institute) of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and member of the board of directors of the Empresa de Informática (IT Company) of the municipal government of Rio de Janeiro in 2010. He holds a bachelor’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), São Paulo, Brazil and Ph.D. and Master’s degrees in Economics from the Harvard University, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective No Elective office held: Description of other positions held: 44 - C.F.(Effective) Elected by Preferred Diretor Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO COSTA 476.511.728-68 Profession: Date of birth: Economist 08/10/1950 Profissional experience: João Costa has been an alternate member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including managing director from 1997 to 2008. He has been an alternate member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021. He was an effective member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo from 1997 to 2008. He holds a bachelor’s degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective Yes Elective office held: Description of other positions held: 46 - C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/10/2009 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018. He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”), and CEO of BW Gestão de Investimentos (“BWGI”). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S. He holds a bachelor’s degree in Economics from INSPER, São Paulo, Brazil, a master’s degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ GERALDO FRANCO ORTIZ JUNIOR 290.270.568-97 Profession: Date of birth: Lawyer 11/23/1980 Profissional experience: José Geraldo Franco Ortiz Junior, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Corporate Compliance and Money Laundering Prevention departments. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: legal assistant from 2003 to 2004; lawyer from 2004 to 2006; senior lawyer from 2006 to 2008; legal manager from 2009 to 2013, and legal superintendent from 2013 to 2020. He also worked as non-US legal intern at the law firm Jones Day in New York in 2009 and as an intern at IBM Brasil from 2001 to 2003. He holds a bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil, and a master’s degree (LL.M) from the Columbia University Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011. He is also an executive officer at FEBRABAN. He holds a bachelor’s degree in Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil; Master’s degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo (“USP”) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LINEU CARLOS FERRAZ DE ANDRADE 105.260.778-08 Profession: Date of birth: Business Administrator 12/11/1972 Profissional experience: Lineu Carlos Ferraz de Andrade has been our officer since 2014. He is currently responsible for Consortia, Vehicle, Real Estate Loan, Payroll Loan, Logistics and Credit Card operations. He has held several positions at the Itaú Unibanco Group, including Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014; Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013; Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011 and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004. He holds a bachelor’s degree in computer sciences from the Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil; an MBA from the Universidade de São Paulo (“USP”), São Paulo, Brazil; a master’s degree in foreign trade and banking from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; a Specialization in Strategic People Management from the Fundação Dom Cabral, São Paulo, Brazil; an Post MBA from the Fundação Instituto de Administração (“FIA”), São Paulo, Brazil and Risk Management from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LUCIANA NICOLA SCHENEIDER 270.049.978-63 Profession: Date of birth: Bank Clerk 12/27/1977 Profissional experience: Luciana Nicola Schneider, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Investor Relations and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. from 1997 to 2004. She was also a member of the steering committee from 2005 to 2007 at Associação Junior Achievement of the São Paulo State. She holds a bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/25/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAIRA BLINI DE CARVALHO 327.908.828-35 Profession: Date of birth: Lawyer 03/14//1984 Profissional experience: Maira Blini de Carvalho, a member of the Partners Program and has been our officer since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including secured business, insurance, means of payment and new technologies, and the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and the government segment. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013. She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios. She holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master’s degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 Experiences, skills and abilities Financial sector, capital markets and other sectors She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc., and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, having served as the Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Officer, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012 she was a Member of the International Integrated Reporting Council (IIRC), to which she also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A) between 1994 and 2006, where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. She was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. between 2018 and 2023. She was a Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. Academic background She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 27 - Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARINA FAGUNDES BELLINI 173.837.768-79 Profession: Date of birth: Bachelor of Economic Sciences 06/22/1973 Profissional experience: Marina Fagundes Bellini, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations and Customer Services, Equity and Purchase of Assets departments. She served as a global officer for technology, digital and shared service center from 2019 to 2022 and as a global CIO and officer for digital transformation in 2018 at BAT, a multinational company headquartered in England, and was also CIO at Pepsico Latin America and CIO and CMO at Pepsico Global, U.S. from 2015 to 2018. Ms. Bellini served as an officer for integration, technology & shared services in México from 2013 to 2015; global CIO and officer for global shared services from 2009 to 2013; CIO and officer for shared services in Western Europe from 2007 to 2009; officer for shared services in Europe in 2006; and global officer for shared services from 2004 to 2005 and officer for shared services in Latin America from 2002 to 2004 at Anheuser-Busch Inbev and AmBev. She has also worked as senior consultant at PwC from 1995 to 2002. She holds a bachelor’s degree in economics from the Universidade de Campinas (“UNICAMP”), São Paulo, Brazil; a specialization course in business administration from the CEAG at the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, a specialization in consumer connections from the Universidade de Stanford, California, U.S. She also participated in an executive program carried out by the Singularity University, California, U.S. and a High Performance Leadership course from the Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MÁRIO NEWTON NAZARETH MIGUEL 216.756.218-70 Profession: Date of birth: Business Administrator 12/22/1979 Profissional experience: Mário Newton Nazareth Miguel, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Receivables Information System department and the forwarding to the Central Bank of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a product manager from 2007 to 2008 at Banco ABN AMRO Real; as a marketing expert from 2005 to 2007 and client relations analyst from 2004 to 2005 at Claro S.A. and business analyst from 1998 to 2003 at Tess S.A. He holds a bachelor’s degree in business administration from the Universidade Paulista, São Paulo, Brazil; a postgraduate degree in economics from the Universidade de Campinas, São Paulo, Brazil; an MBA in Business from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; an MBA (International Module) from the Ohio University, Ohio, U.S.; specialization in Executive Leadership from the Fundação Dom Cabral, São Paulo, Brazil and a Postgraduate degree in Positive Psychology from the PUC-RS. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MATIAS GRANATA 228.724.568-56 Profession: Date of birth: Economist 06/17/1974 Profissional experience: Matias Granata, a partner, has been an officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including officer from 2014 to 2021, being responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks departments. He holds a bachelor’s degree in economics from the Universidad de Buenos Aires (“UBA”), Buenos Aires, Argentina, a postgraduate degree in economics from the Universidad Torcuato Di Tella (“UTDT”), Buenos Aires, Argentina, and a master’s degree in international economic policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 10 - Chief Executive Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 01/03/2019 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO SERGIO MIRON 076.444.278-30 Profession: Date of birth: Accountant 07/26/1966 Profissional experience: Paulo Sergio Miron, a member of the Partners Program and has been the officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the fiscal council at the Fundação Maria Cecilia Souto Vidigal, of the fiscal council at Instituto Lemann and of the fiscal council at the Fundação Nova Escola, and a Coordinator of the audit committee at Zup Tecnologia. He has served as a financial specialist at the audit committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PwC - Brazil from 1996 to 2014 responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), Brazil and both the government services and the banking departments. He also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office Independent Member of the Board of Directors since 2003 Experiences, skills and abilities Financial sector and capital markets He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the Associação Nacional dos Bancos de Investimento (ANBID) and Vice Chairman of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI) between 2004 and 2011. He was also Professor of the Department of Economics of the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management entitled him to hold the chairmanship of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and supervising the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Banco Central do Brasil between 1991 and 1992. The duties related to this position included managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing the Brazilian international reserves and for defining policies related to payment arrangements, clearing and settlement houses and other infrastructures of the Financial Market. ESG He was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) between 1990 and 1991, the main instrument for enforcing the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy, by generating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He holds a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 27 - Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other industries He has been a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A., and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989, and was its CEO from 1997 to 2004. In 2004 he became the CEO of Unibanco, and held the office until 2008, year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração – CBMM and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a Member of the Board of Directors of TOTVS and a Member of the Board of Directors of Falconi Consultores Associados. He was the Chairman of the Board of the Federação Brasileira de Bancos (FEBRABAN) from 2017 to 2022. ESG He is the Chairman of the Board of Directors of Instituto Unibanco, an institution that works to raise the quality of Brazilian public education through education management. He is a Member of the Decision-Making Council and of the Board of Associates of INSPER, a non-profit institution dedicated to teaching and research, and a Member of the Board of Directors of the Fundação Orquestra Sinfônica do Estado de São Paulo (Osesp). He is also a Member of the Board of Directors of the Instituto Todos pela Saúde, which promotes the preparedness to face future health emergencies in Brazil, and a Member of the Board of Directors of Instituto Moreira Salles, dedicated to cultural promotion. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He took the Owner/President Management (OPM) program at Harvard University in the United States. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO PAULO GIUBBINA LORENZINI 103.594.548-79 Profession: Date of birth: Business Administrator 04/02/1968 Profissional experience: Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for our operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a member of the board of directors and a member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (two-year period 2021/2023). Mr. Lorenzini serves as executive committee member, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career in the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was chairman of the Treasury Committee from 2010 to 2013 and Citibank’s representative at the board of executive officers of Federação Brasileira de Bancos (“FEBRABAN”) from 2013 to 2021, and chairman of the Treasury Committee from 2010 to 2012 and vice president from 2010 to 2021 of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”). He holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (“PUCSP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 05/03/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): REINALDO GUERREIRO 503.946.658-72 Profession: Date of birth: Accountant 02/10/1953 Profissional experience: Reinaldo Guerreiro has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2017. He has been a member of the Board of Directors from 2007 to 2021, an independent member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP); and a member of the Fiscal Council of the FEA‐USP Endowment Fund since 2016. Mr. Guerreiro has been the chairman of the Audit Committee of Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021 and was a member of the Board of Directors from 2016 to 2018 and a member of the Financial and Risks Committee from 2016 to 2018 of Petrobrás Distribuidora S.A., and a member of the Strategic Committee of Petróleo Brasileiro S.A. from 2016 to 2018. He is also the chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a full professor of FEA-USP; he was the head of the Accounting Department in two terms, director from 2010 to 2014, and vice head of the Accounting and Actuarial Science Department of Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livredocência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective Yes Elective office held: Description of other positions held: 46 - C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO BARBOSA DO NASCIMENTO 161.373.518-90 Profession: Date of birth: Accountant 10/28/1971 Profissional experience: Renato Barbosa do Nascimento, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, crime prevention, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. Over his 26-year career at PwC, he has held several positions, including audit partner from 2009 to 2017, where his main responsibility was to lead eternal audit work for financial institutions located in Brazil and abroad. From 2014 to 2017, he took part in a threeyear professional exchange program at PwC in Mexico City, as audit partner, leading the performance of external audit work for subsidiaries of international financial institutions in Mexico. From 2009 to 2014, he was responsible for monitoring the external audit work performed by PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. From 2006 to 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in the United Kingdom, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (“IFRS”), Sarbanes Oxley (“Sox”) rules and policies issued by the Public Company Accounting Oversight Board (“PCAOB”). Additionally, he took part in a twoyear professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a bachelor’s degrees in accounting and in business administration, both from the Universidade Paulista, São Paulo, Brazil and an MBA from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. In 2021, he completed the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO DA SILVA CARVALHO 033.810.967-61 Profession: Date of birth: Engineer 11/02/1974 Profissional experience: Renato da Silva Carvalho, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. He has held several positions at the Itaú Unibanco Group, including Retail Banking Financial Planning Officer, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as an investment market risk associate director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), market risk associate director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a bachelor’s degree in production engineering from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil; an MBA in system analysis, project and management from Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil; and a M.Sc.in production engineering from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil. He has also attended the executive program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (“PRM”) by the Professional Risk Management International Association (“PRMIA”) and a Financial Risk Manager (“FRM”) by the Global Association of Risk Professionals (“GARP”). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 10/01/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob, has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015. He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom. He holds a bachelor’s degree in civil engineering from the Universidade de São Paulo (“USP”), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 12/14/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENE GUIMARÃES ANDRICH 709.926.659-49 Profession: Date of birth: Accountant 08/04/1971 Profissional experience: Rene Guimarães Andrich has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit at Tupy S.A. and independent member of the Integrity Committee of Petrobrás Transportes S.A. (TRANSPETRO). He works as a professor, mentor, and Instructor in courses related to Auditing and Controls issues. He was head of Internal Audit Latin America at Electrolux do Brasil S.A.; external auditor at Ernst & Young; chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and Hospital de Clínicas de Porto Alegre (HCPA); and member of the Audit Committees of Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU). He has the certifications CCA+ - Experienced Board Member Certificate (IBGC); CCF – Supervisory Board Member Certificate (IBGC) and CCoAud - Experienced Audit Committee Member Certificate (IBGC); CIA - Certified Internal Auditor (The IIA); CRMA - Certified Risk Management Assurance (The IIA); CCSA - Certificate in Control Self-Assessment (The IIA); QA - Accreditation in QA Assessment/Validation (The IIA); and Regional Accounting Council (CRC/PR). He is a doctoral candidate in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil; and he holds a Master in Business Administration from Pontifícia Universidade Católica do Paraná (“PUC-PR”), Curitiba, Brazil; a post-graduate degree in Controllership from Fundação Getulio Vargas (“FGV”), Rio de Janeiro, Brazil; and a Bachelor’s Degree in Accounting from FAE Business School, Curitiba, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council - Effective No Elective office held: Description of other positions held: 47 - C.F.(Alternate)Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 07/07/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO RIBEIRO MANDACARU GUERRA 176.040.328-85 Profession: Date of birth: Engineer 08/28/1970 Profissional experience: Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, being responsible for the technology department in the position of CIO since 2015. He joined the Itaú Unibanco Group in 1993 as a system analyst, and has held several positions since then, including executive officer from 2014 to 2021, channels officer from 2008 to 2014; financing products superintendent (individuals) from 2007 to 2008; credit policies superintendent from 2006 to 2007; electronic channels management superintendent from 2002 to 2006, and internet project leader from 1996 to 2000. He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region, and is the CEO of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federação de Bancos Latino-Americanos (FELABAN) and was designated Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of da Itaúsa S.A. since 2011 and an Alternate Member of the Board of Directors of Dexco S.A. since 2009. Financial inclusion and entrepreneurship He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He is a consultant of Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs focused on social transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 21 - Non-executive Vice President of the Board of Directors Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other industries He started his career at Itaú in 1980, having held several positions before he was appointed as the CEO in 1994, and was in office until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became the CEO of Itaú Unibanco Holding S.A. and was in office until 2017. He is a Member of the Board of Directors of Itaúsa S.A. since 1994, and is currently its Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras S.A. between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, of which he was the Chairman in 2015. He was the Chairman of the Federação Brasileira de Bancos (FEBRABAN) between 1997 and 2000, and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and was elected, for the second time, the best executive in Brazil in 2015. Risk management He was the CEO of Itaú Unibanco Holding S.A. until 2017 and, during this period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Board of Directors of Fundação Itaú para Educação e Cultura, an institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and at the democratization and valorization of the Brazilian culture. He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face the most urgent problems in Brazil). In 2003, he was appointed as a Member of the Conselho de Desenvolvimento Econômico e Social (CDES), and he holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Science Engineering from Stanford University, California, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors - Effective Yes Elective office held: Description of other positions held: 29 - Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2023 06/01/2023 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RUBENS FOGLI NETTO 255.989.658-36 Profession: Date of birth: Business Administrator 06/06/1978 Profissional experience: Rubens Fogli Netto, a member of the Partners Program and has been our officer since 2015. He is currently responsible for the Card Office department. He has held several positions at the Itaú Unibanco Group, having served as Digital Business Officer – Cards and Rede from 2017 to 2019; Product Officer – Cards from 2015 to 2017; Digital Business Superintendent from 2012 to 2017; and Business and Product Superintendent – FIC from 2005 to 2012. Mr. Fogli Netto is also a member of the board of directors at several companies of the Itaú Unibanco Group. Mr. Fogli Netto has worked at important companies in the markets they operate, such as Citibank from 2002 to 2005, Credicard from 2001 to 2002 and Banco CCF Brasil from 1998 to 2001. He holds a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil; an Executive MBA from the Instituto Brasileiro de Mercado de Capitais (“IBMEC”), São Paulo, Brazil; attended the Leadership Transition program from the INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from the MIT Sloan, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): SERGIO GUILLINET FAJERMAN 018.518.957-10 Profession: Date of birth: Economist 03/26/1972 Profissional experience: Sergio Guillinet Fajerman, a member of the Partners Program, and has been an officer, member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the personnel department. He has held several positions at the Itaú Unibanco Group, including executive officer from 2017 to 2021 and corporate personnel management officer and personnel officer for the Wholesale Banking Office from 2010 to 2017. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil; an MBA from INSEAD, Fontainebleau, France. He has also attended the Advanced Human Resources Executive Program at the University of Michigan, Michigan, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): TATIANA GRECCO 167.629.258-63 Profession: Date of birth: Technologist in Civil Engineering 08/31/1973 Profissional experience: Tatiana Grecco, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital Markets and Liquidity Risk departments. She has been working in the financial and capital markets field since 1994, when she joined the Capital Markets department. She has built a solid and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management. After that, she worked as a senior portfolio manager of fixed income and technical provision portfolios for five years. She later became the Superintendent of technical provision portfolio management. In 2009, she started the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF committee and the ESG Workgroup at ANBIMA for several years. She was also vice president of the Fixed Income and multimarket funds committee at the same association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the conglomerate’s capital management. She holds a bachelor’s degree in Civil Construction with a major in Technology from the Universidade Estadual Paulista (“UNESP”), São Paulo, Brazil, a postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil, a master’s degree in Business Administration from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She is also a Certified Financial Planner (“CFP”) since 2009 and is an Asset Manager certified by ANBIMA (“CGA”). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): TERESA CRISTINA ATHAYDE MARCONDES FONTES 307.447.828-48 Profession: Date of birth: Lawyer 08/28/1982 Profissional experience: Teresa Cristina Athayde Marcondes Fontes, a member of the Partners Program and joined the Itaú Unibanco Group in 2003. She worked until 2017 in the legal advisory to institutional and business departments and, afterwards she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies from 2017 to 2019. She was elected officer in 2020 and has been responsible for the Civil and Retail Litigation Office. She holds a bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and she has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/27/2023 06/01/2023 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): VINICIUS SANTANA 286.045.658-92 Profession: Date of birth: Mathematician 03/23/1978 Profissional experience: Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering department (AML/CFT). He has worked without interruption on anti-money laundering (AML/CFT) since 2002, and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a supervisor, including as an alternate officer of this body, and held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates (2017 to 2023). He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also held several functions at the commercial and AML/CFT departments. In 2006 he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy (2006 to 2021). At COAF, between 2010 and 2017, he was a member of several federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System. Mr. Santana holds a Bachelor’s degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor’s degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from the Brazilian War College (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; MBA in Strategic Management, Business Administration from UNIFAEL; and MBA in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by several national and international bodies, notably the FBI, IMF, FINCEN, COAF, FATF/GAFI, FATF/GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: 19 - Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 08/31/2023 10/11/2023 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a 7.8. Provide other information that the issuer deems relevant Additional information on item 7.1 “d” i. total number of members, grouped by self-declared gender identity ii. total number of members, grouped by self-declared identity of color or race Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option and are on the base date: 12.31.2022. iii. total number of members grouped by other diversity attributes that the issuer deems relevant No information about other diversity attributes. Additional information on item 7.3 1. Total number of meetings held per body in 2022: Body Meetings Board of Directors 12 Fiscal Council 4 Audit Committee 62 Disclosure and Trading Committee 4 Strategy Committee 6 Capital and Risk Management Committee 12 Nomination and Corporate Governance Committee 2 Related Parties Committee 13 Personnel Committee 4 Compensation Committee 4 Environmental, Social and Climate Responsibility Committee 3 2. Independence criterion for the Members of the Board of Directors and Audit Committee: The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano lnácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM). All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: a) be or have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the supervisory council of the Company, its controlling company or associates, controlled or jointlycontrolled companies, directly or indirectly; b) be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items “a”, “(i)” and “(iii)”; and c) hold positions, in particular in advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest. 3. Type of Audit Committee: We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99). 4. Politically exposed persons: With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons. 5. Additional Information: We inform you that the investiture of those elected at the Annual General Stockholders’ Meeting held on April 25, 2023 and the meeting of the Board of Directors held on April 27, 2023 was homologated by the Central Bank of Brazil on May 26, 2023, and they were sworn in on June 1, 2023. We inform you that the investiture of those elected the meeting of the Board of Directors held on August 31, 2023 was homologated by the Central Bank of Brazil on October 3, 2023, and they were sworn in on October 11, 2023. 6. We present below the hierarchical relationship between the above mentioned Bodies: Other additional information: a) With respect to the general stockholders meetings held over the past three (3) years, we inform: Year Types of Meetings Date/Time Quorum 2023 Annual April 25, 2023 – 11 a.m. 92.14% of the common shares and 42.87% of the preferred shares 2022 Annual April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2022 Extraordinary April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2021 Annual and Extraordinary April 27, 2021 – 11 a.m. and 11:10 a.m. 91.96% of the common shares and 31.67% of the preferred shares 2021 Extraordinary January 31, 2021 – 11 a.m. More than 90% of the common shares 2020 Annual April 28, 2020 – 11 a.m. More than 90% of the common shares and 31.75% of the preferred shares b) Audit Committee: The Audit Committee has autonomy to define and contract training activities. Since 2016, the Audit Committee has been defining the needs for training that it identifies as relevant for its work twice a year. Once they are identified, it contracts training programs to respond to a specific need of the joint body or its members. Another component of the training of the Audit Committee on matters of its responsibility that it considers relevant is the benchmarking, including abroad, with other organizations or best practices identified by consultants. Some of its members, individually, also participated in 2020 and 2021 in training courses on accounting, internal and external audit, ethics and digital transformation. c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors Based on the responsibilities established in its Bylaws and on the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually determines its meetings schedule, including with the Executive Board of Officers. This annual planning is reviewed on a permanent basis by the Audit Committee, which may, at any time, change its meetings schedule. Over the course of 2020, 2021 and 2022, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance, Operational Risk and Internal Controls departments for monitoring the outcome of the work carried out by the departments, as well as bimonthly meetings for monitoring the operation of Banco Itaú Chile (formerly named Itaú CorpBanca) in Chile and its branches, and meetings, at least once a year, for monitoring the other units abroad. Also, during these years, the Audit Committee held meetings with the Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk and Legal departments, and with the External Ombudsman’s and Internal Ombudsman’s offices, as well as with those responsible for different businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and the Northern Hemisphere (United States, Caribbean and Europe). At least every three months, the Audit Committee has been holding, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A. and has continued to hold, like it has been doing for many years, a joint meeting with the Co-Chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A. at which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously presented. d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee presents to the Board of Directors a summary of the most relevant topics discussed at the meetings held in the period. On a semiannual basis, the Chairperson of the Audit Committee presents the recommendations of the Audit Committee for the financial statements and, every year, they present the outcome of the assessment of the external auditor and the operational risk department, which is also responsible for the internal controls. The Audit Committee meets at least once a year with the members of the Supervisory Council of Itaú Unibanco Holding S.A., when they are presented with the findings of the Audit Committee on the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year or other topics of interest of the members of the Supervisory Council. e) Relationship between the Board of Directors and the Supervisory Council The Supervisory Council attends the meeting of the Board of Directors at which the Issuer’s annual financial statements are examined (therefore, once a year). f) Relationship between the Supervisory Council and the Board of Officers The Supervisory Council meets with the Board of Officers of Itaú Unibanco Holding S.A. when it is presented with the Issuer’s financial statements (therefore, four times a year). g) Relationship between the Board of Directors and the Investor Relations Office The main relationship channel between the Board of Directors and the Investor Relations Office of Itaú Unibanco is the Disclosure and Trading Committee. This committee meets every three months on a mandatory basis and approves the Material Facts, Announcements to the Market and other materials in a timely manner. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee and the Board of Officers. It is noteworthy that the matters included in the agendas of the meetings of the Disclosure and Trading Committee can be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as: • Management Report, Form 20-F, Reference Form and Integrated Annual Report; • Amendments to and creation of new policies; • Opinions on the performance of Itaú Unibanco’s marketable securities and best practices arising from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations; • Share bonuses and share splits; • Trading Analysis of those that adhered to the Marketable Securities Trading Policy. Itaú Unibanco’s Investor Relations Office also prepares materials for the Board of Directors comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the main products of the Bank and its subsidiaries. *Environmental, Social and Corporate Governance. h) In 2022, we developed the following training programs: Itaú Unibanco provides training programs and forwards corporate communications to the management members on the policies, procedures and practices related to the Integrity and Ethics Program. At least every two years, the training programs of the trail of the Integrity and Ethics Program are reviewed and updated and in which the following topics are addressed: 1) Ethics and Compliance: It guides on the main conduct principles for business, relationships and discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization. 2) Anti-corruption: It establishes the conduct standards in business with public and private bodies and the whistleblowing channel, and alerts on the risks and consequences of this illicit practice. 3) Client relations: It presents the responsibilities of the departments in the relationships with clients and users aimed at the performance of activities based on the good corporate conduct and sustainable development of the Bank. 4) Anti-Money Laundering: It presents suspicious acts and situations that may characterize money laundering and terrorism financing and the actions necessary to avoid this risk. 5) Information Security: It presents important information security tips for employees, indicating situations that place information security at Itaú Unibanco at risk. 6) Supplier Relations: It presents the organizational principles and values that guide the relationships with suppliers and shows the responsibilities of employees in these relationships. 7) Brazilian General Data Protection Law (LGPD) This is the Brazilian data protection law and it is aimed at presenting a set of guidelines for the collection, treatment, storage and sharing of personal data established by law. Additionally, the members of the Board of Directors were trained in 2022 on the prevention of money laundering, terrorism financing and spread of mass destruction weapons and corruption. Additionally, there is the electronic Integrity and Ethics instrument that must be signed every year, which encompasses both the Code of Ethics and Conduct and the Integrity and Ethics policies. In December 2022, 97% of the employees and management members had signed the above mentioned instrument. i) In 2022, the Internal Ombudsman’s Office received 2,821 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline the employees who displayed conduct contrary to the principles of the Company’s Code of Ethics and rules, and to minimize the related risks, guiding/disciplinary measures were implemented for those involved in the calls investigated and classified as legitimate, in addition to many monitoring actions and action and development plans. j) Supporting documentation for meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) working days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these discussions. k) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 7.1b. Additional Information to item 7.5. 7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between: a) Issuer's management: • Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors). b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer: - None. c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with brother Fernando Roberto Moreira Salles, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with brother Fernando Roberto Moreira Salles, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa S.A. and Ana Lúcia de Mattos Barretto Villela is also a director of the controlling company IUPAR - Itaú Unibanco Participações S.A; • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa. Additional Information to item 7.6. 7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and: a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Direct or indirect controller of the issuer: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people: None.